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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68078

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 _____ AND ENDING 12/31/24 _____
                                      MM/DD/YY   MM/DD/YY

___

A. REGISTRANT IDENTIFICATION
___

NAME OF FIRM: Millburn Ridgefield Corporation _____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
55 West 46th Street 31st Floor
_____
                              (No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ilon Wu	212-332-7338	ilonwu@millburn.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP
_____
                 (Name – if individual, state last, first, and middle name)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

10/14/2003	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Gregg Buckbinder, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Millburn Ridgefield Corporation, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
President and Chief Operating Officer

[signature]

Notary Public

FRANK CARUSO
Notary Public, State of New York
Reg. No. 01CA6073232
Qualified in New York County
Commission Expires APRIL 15, 2028

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ■ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Millburn Ridgefield Corporation & Subsidiaries

**REPORT ON CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

DECEMBER 31, 2024



<u>Report of Independent Registered Public Accounting Firm</u>

Board of Directors and Shareholders
Millburn Ridgefield Corporation and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Millburn Ridgefield Corporation and Subsidiaries (the "Corporation") as of December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Corporation as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as the Corporation's auditor since 2020.

New York, New York
March 31, 2025

MILLBURN RIDGEFIELD CORPORATION & SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS		
Cash and cash equivalents	$	24,133,478
Commissions and fees receivable		9,701,066
Investments in sponsored funds, at fair value		19,431,773
Investments in other funds, at fair value		3,894,602
Redemptions receivable from sponsored funds		3,977,799
Other receivables		608,040
Investment in United States government securities, at fair value (amortized cost - $603,988)		604,682
Operating lease - right-of-use assets		7,940,367
Furniture and equipment net of accumulated depreciation		767,144
Equity method investment		547,998
Other assets		637,941
Deferred tax asset		30,407
Total assets	$	72,275,297
LIABILITIES		
Accounts payable and accrued expenses	$	17,332,900
Stockholder distributions payable		2,556,423
Operating lease - liabilities		8,703,206
Due to affiliated company		216,912
Total liabilities		28,809,441
STOCKHOLDERS' EQUITY		
Common stock - $.005 par value, 300,000 shares authorized, 210,849 shares issued and outstanding		1,054
Additional paid-in capital		22,036,705
Accumulated other comprehensive loss		(359,361)
Retained earnings		21,787,458
Total stockholders' equity		43,465,856
Total liabilities and stockholders' equity	$	72,275,297

See accompanying notes.

Note 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   General

Millburn Ridgefield Corporation (the "Corporation") was incorporated in the State of Delaware on May 19, 1982. The Corporation earns commissions and fees as a Commodity Trading Advisor and Commodity Pool Operator and is registered with, and subject to, the regulations of the Commodity Futures Trading Commission ("CFTC"), an agency of the United States (U.S.) government which regulates most aspects of the commodity futures industry. It is also subject to the rules of the National Futures Association ("NFA"), an industry self-regulatory organization. In addition, the Corporation is registered with the United States Securities and Exchange Commission as an Investment Adviser and a Broker-Dealer. The Corporation does not carry accounts for customers, receive or hold customer funds, or receive or safe keep customer securities and accordingly is not subject to any of the requirements of SEC Rule 15c3-3.

The Corporation's statement of financial condition is presented on a consolidated basis with Millburn Asia LLC ("Asia") and Millburn (Shanghai) Investment Consulting Co., Ltd. ("WFOE"). Asia is a limited liability company organized in November 2014 under the Delaware Limited Liability Company Act. WFOE is a corporation established in December 2014 under the laws of the People's Republic of China. WFOE is a wholly-owned subsidiary of Asia. All material intercompany accounts and transactions are eliminated in consolidation.

The Corporation's consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), pursuant to the provisions of the *Consolidation* Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "Codification" or "ASC"). The provisions of the *Consolidation* Topic of the Codification require consolidation of entities in different circumstances based on the nature of operating characteristics of the entity. Asia and WFOE are being consolidated with the Corporation due to being wholly-owned by the Corporation. The Corporation has a 40% interest in Shanghai Quadrant Asset Management Co. Ltd. ("Quadrant") through WFOE. The interest is accounted for as an equity method investment and is not consolidated. See Note 3 for additional information on Quadrant.

The Codification is the single source of U.S. GAAP. The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates, and those differences may be material to the consolidated statement of financial condition.

B.   Cash and Cash Equivalents

Cash and cash equivalents include cash of $338,832 held at JP Morgan Chase Bank, N.A., $12,315 held at Citibank, $370,000 held at Morgan Stanley, an investment of $15,008,164 in JPMorgan 100% U.S. Treasury Securities Money Market Fund, and $8,404,167 held through WFOE. WFOE has cash of $8,392,091 at Bank of Communications, investments of $3,476 in HSBC Jintrust Money Market Fund at HSBC Jintrust Fund Management Company, and $8,600 in JPMorgan RMB Money Market Fund in JP Morgan Asset Management (China) Company Limited. All money market mutual funds are readily convertible to cash and have an original maturity of 90 days or less.

DECEMBER 31, 2024

Note 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

C.   U.S. Government Securities

The Corporation trades U.S. government securities. Investments in U.S. Treasury notes are stated at fair value based on the midpoint of bid/ask quotations reported daily at 3pm EST by Bloomberg.

U.S. Treasury note transactions are recorded on the trade date.

D.   Investments in Sponsored Funds and Other Funds

The Corporation is the general partner, managing owner or managing member of various commodity pools and investment funds (collectively, "sponsored funds") formed as limited partnerships, limited liability companies or trusts. As the sponsor, the Corporation exerts significant influence and has a fiduciary responsibility to the sponsored funds and potential liability beyond amounts recognized as an asset in the consolidated statement of financial condition. The Corporation has not consolidated the assets and liabilities of these variable interest entities due to the Corporation not being the primary beneficiary. The maximum exposure to loss on these variable interest entities is the value of the related investments.

Investments in sponsored funds and certain other funds (collectively, "funds") are reported in the Corporation's consolidated statement of financial condition at fair value. As a practical expedient, fair value ordinarily represents the Corporation's proportionate share of each fund's net asset value determined for each fund in accordance with such fund's valuation policies and reported at the time of the fund's valuation. Generally, the fair value of the Corporation's investment in another fund represents the amount that the Corporation could reasonably expect to receive from such fund if the Corporation's investment was redeemed at the date of the consolidated statement of financial condition, based on information reasonably available at the time the valuation is made and that the Corporation believes to be reliable.

Investments in other funds include investments in mutual funds that are investment companies registered under the Investment Company Act of 1940. Mutual funds are valued at the net asset value per share on the valuation date as reported by management of the mutual fund.

E.   Foreign Currency Translation

The Corporation's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at quoted prices of such currencies at the date of the consolidated statement of financial condition.

Note 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F.   Revenue Recognition

The Corporation adopted the guidance in ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Following the adoption of ASC 606, the Corporation's revenue recognition of its contracts with customers remains materially consistent with its historical practice. The Corporation's policies with respect to its various revenue streams are detailed below.

Management and other fees are received monthly and quarterly, and are recognized as revenue at a point in time at which the services are provided and there are no future obligations or extended payment terms, in accordance with the related limited partnership agreement or other governing agreement. Management fees from sponsored funds are based on a fixed percentage of the sponsored funds' net asset value. Management fees from managed accounts are based on a fixed percentage of assets under management. The commission and fees receivable as of January 1, 2024 were $7,867,362.

Incentive fees are earned from the funds at a point in time, usually annually, at which the service is provided to the funds and there are no future performance obligations or extended payment terms.

Pro rata income and profit share allocations are earned from the funds at a point in time, either monthly or annually, based on a percentage of the net profits of the funds, at which there are no future performance obligations or extended payment terms.

G.   Income Taxes

The Corporation has elected S corporation status under the Internal Revenue Code, pursuant to which the Corporation does not pay U.S. Corporate tax on its taxable income. Instead, the stockholders are liable for individual income tax on their share of the Corporation's taxable income. The Corporation files U.S. federal and state tax returns. The Corporation is subject to income tax for certain states and New York City.

The Corporation provides for income taxes and the related accounts under the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse. Valuation allowances are established when management determines it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The current open tax years are 2021 to 2023.

H.   Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to operations over the estimated lives of the furniture and equipment, primarily five or seven years, utilizing accelerated methods. Leasehold improvements are stated at cost, net of accumulated amortization. The amortization of the leasehold improvements is charged to operations on a straight-line basis over the remaining term of the lease.

I.   Impairment of Long-lived Assets

The Corporation periodically evaluates long-lived assets when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. An impairment loss, measured as the amount by which the carrying amount exceeds the fair value, is recognized if the carrying amount exceeds estimated undiscounted future cash flows. There were no long-lived asset impairment charges recorded in 2024.

DECEMBER 31, 2024

Note 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

J.   Net Income Allocation

Net income is allocated and distributed to each stockholder on a pro rata basis, based on each stockholder's percentage of shares held.

K.   Receivables and Credit Policies

Receivables are stated in the consolidated statement of financial condition at the amount due from the funds. The Corporation does not have payment terms with these funds as they are all related parties. See Note 2. Investments in Sponsored Funds and Other Funds for dollar amounts owed by certain related parties. The Corporation does not deem it likely that any of the receivables will become uncollectible due to the nature of the relationship and the lack of a history of credit losses related to its receivables recorded at amortized cost; however, management reviews the balances quarterly to ensure any receivables deemed uncollectible are written off. In the opinion of management, at December 31, 2024, all accounts were considered collectible and no allowance was necessary.

L.   Equity Method Investment

Equity method investment is equity interest in an entity that the Corporation does not control but over which it can exercise significant influence. The investment is accounted for under the equity method of accounting in accordance with ASC 323, *Investments – Equity Method and Joint Ventures*. Equity method investment is measured at cost minus impairment, if any, plus or minus the Corporation's share of the investee's income or loss.

M.   Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive (loss). Other comprehensive (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of stockholders' equity but are excluded from net income. The Corporation's other comprehensive (loss) is comprised of foreign currency translation gains (losses), net of income tax expenses/benefit.

N.   Recently Adopted Accounting Pronouncement

In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, that focuses on improving reporting segment disclosures, particularly around significant segment expenses. Public entities are required to provide more detailed information about segment expenses to help constituents better understand an entity's overall performance and assess potential future cash flows. The disclosures are required on an annual and interim basis, as applicable. ASU 2023-07 is effective for the Corporation for the annual periods beginning after December 15, 2023 and interim periods within fiscal year beginning after December 15, 2024. The Corporation adopted ASU 2023-07 on January 1, 2024. (See note 15).

Note 2.   INVESTMENTS IN SPONSORED FUNDS AND OTHER FUNDS

The Corporation has general partner interests, managing owner interests and member interests in sponsored funds with such investments as of December 31, 2024 summarized are as follows:

Sponsored Funds [1]	Value at December 31, 2024	Investment Strategy	Redemption Provisions
Global Macro Trust (3.45%)	$ 2,122,790	To achieve capital appreciation through trading a diversified portfolio of futures and forwards contracts on interest rate instruments, stock indices, metals, energy and agricultural commodities.	Monthly with 10 days' prior written notice[2]
Millburn Multi-Markets Fund L.P. (2.40%)	2,906,007	To achieve capital appreciation through investments in Millburn Multi-Markets Trading L.P. which engages in the speculative trading of futures and forward currency contracts to achieve capital appreciation.	Monthly with 15 days' prior written notice
Nestor Partners (1.87%)	2,143,675	To achieve capital appreciation through trading a diversified portfolio of futures and forwards contracts on interest rate instruments, stock indices, metals, energy and agricultural commodities.	Monthly with 15 days' prior written notice
Millburn MCo Partners L.P. (2.34%)	2,315,309	To achieve capital appreciation by allocating its capital among a number of independent investment advisors acting through investment funds and/or managed accounts.	Quarterly with 75 days' prior written notice
Apollo Fund (1.73%)	3,127,565	To achieve capital appreciation through the speculative trading of futures and forwards contracts directly and indirectly through investments in other funds.	Monthly with 15 days' prior written notice
Other investments in managed futures funds	2,834,054	To achieve capital appreciation through the speculative trading of futures and forwards contracts directly and indirectly through investments in other funds.	Monthly
Other investments in fund of funds [3]	3,982,373	To achieve capital appreciation through investments in alternative funds, managed accounts and registered investment companies.	Quarterly with 75 days' prior written notice
Total	$ 19,431,773		

[1]   The percentage represents the Corporation's percentage interest in the fund.
[2]   The Corporation has currently agreed to maintain its investment at not less than 1% of the total outstanding capital contributions in Global Macro Trust but in no event shall the Corporation's investment be less than $500,000.
[3]   A fund of funds, also known as multi-manager investment, is a pooled investment fund that invests in other investment funds.

Summarized financial information for the more significant sponsored funds as of December 31, 2024 is as follows:

	Nestor Partners	Millburn MCo Partners L.P.	Global Macro Trust	Apollo Fund	Millburn Multi-Markets Trading L.P.
Assets	$ 116,053,316	$ 98,913,623	$ 71,639,372	$ 152,607,288	$ 437,719,149
Liabilities	1,464,455	174,467	1,335,730	806,444	6,012,795
Net asset value	$ 114,588,861	$ 98,739,156	$ 70,303,642	$ 151,800,844	$ 431,706,354

The combined net asset value of other sponsored funds as of December 31, 2024 is $274,547,939.

Note 2. INVESTMENTS IN SPONSORED FUNDS AND OTHER FUNDS (CONTINUED)

As the sponsor, the Corporation conducts and manages the respective businesses of the sponsored funds. The governing documents of the sponsored funds typically require the Corporation, as sponsor, to maintain a specified investment in the respective fund. Such minimum investments generally are 1% of either net assets, total assets or total net contributions or a minimum dollar amount (if greater). In addition, the governing documents for one of the sponsored funds require the Corporation to maintain a minimum net worth equal to an amount determined by the total net contributions made to the entity for which the Corporation serves as the sponsor, not to exceed one million dollars. These requirements are defined in each of the respective governing documents of the sponsored funds and the Corporation is in compliance with all such requirements.

For managing the businesses of the sponsored funds, the Corporation earns management and commission fees based on the terms of the respective governing documents of the sponsored funds. As of December 31, 2024, the Corporation had a receivable of $1,631,028 from the sponsored funds for such fees. The Corporation earns a profit share allocation from certain sponsored funds, which are generally based on 20% of the sponsored fund's trading profits, as specified in the governing documents of the sponsored funds.

The Corporation also receives administrative fees and reimbursements of certain costs from several of the sponsored funds according to the governing documents of the sponsored funds for direct and indirect expenses paid on their behalf by the Corporation. The Corporation records a receivable from the funds when such amount is incurred. As of December 31, 2024, the Corporation had a receivable of $393,349 from the sponsored funds for such administrative expenses.

During 2024, the Corporation also invested in various other funds. At December 31, 2024, the value of such investments is $3,894,602.

The Corporation also has investments in registered investment companies for which it serves as the sub-adviser. Investments in registered investment companies can be redeemed on a daily basis.

Generally, all investments in other funds can be redeemed from the other funds on a monthly basis. In addition, these funds generally attempt to achieve capital appreciation through investing in stocks, futures contracts, forward currency contracts and interest rate instruments.

At December 31, 2024, the Corporation has no explicit unfunded commitments related to its investments in sponsored funds and other funds.

Note 3. EQUITY METHOD INVESTMENT

Quadrant's Statement of Financial Condition as of December 31, 2024 was as follows:

Current assets	$	19,901,352
Non-current assets		861,950
Total assets	$	20,763,302
Current liabilities	$	1,554,840
Non-current liabilities		659,078
Total liabilities		2,213,918
Paid-in capital		1,369,994
Retained earnings		17,179,390
Total owner's equity		18,549,384
Total liabilities and owner's equity	$	20,763,302

Note 4. FAIR VALUE

Fair value, as defined in the *Fair Value Measurement* Topic of the Codification, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy, as set forth in the *Fair Value Measurement* Topic of the Codification, prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3). If the inputs used to measure a financial instrument fall within different levels of the fair value hierarchy, the categorization is based on the lowest level input that is significant to the measurement of that financial instrument. The Corporation recognizes transfers between fair value hierarchy levels at the beginning of the reporting period. During the year ended December 31, 2024, there were no transfers between fair value hierarchy levels.

The following summarizes the assets held directly by the Corporation accounted for at fair value at December 31, 2024 using the fair value hierarchy:

	December 31, 2024				
	Level 1	Level 2	Level 3	Practical Expedient [3]	Total
Assets					
Short-term money market fund[2]	$ 15,020,240	$ -	$ -	$ -	$ 15,020,240
Investments in United States government securities, at fair value	604,682	-	-	-	604,682
Investments in sponsored funds[1]	-	-	-	19,431,773	19,431,773
Investments in other funds	3,662,517	-	-	232,085	3,894,602
Total	$ 19,287,439	$ -	$ -	$ 19,663,858	$ 38,951,297

---

[1]   See Note 2 for the fair value of the more significant funds within this category.
[2]   Included in cash and cash equivalents on the consolidated statement of financial condition.
[3]   In accordance with FASB ASC 820-10, the investments in sponsored funds and investments in other funds, that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient, have not been classified in the fair value hierarchy. The fair value amount presented in this table is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statement of financial condition.

Note 5.   RELATED PARTY TRANSACTIONS

The Corporation has extensive transactions and relationships with affiliated companies. The Corporation pays a fee to Millburn International (Europe) LLP ("Europe") for providing prospective investors and interested parties with information about the Corporation and its investment and trading strategy.

At December 31, 2024, the Corporation owes $216,912 to Europe for providing prospective investors and interested parties with information about the Corporation. The Corporation may reimburse or be reimbursed for certain costs by stockholders and affiliates or may refund stockholders for any excess non-resident tax withholding refunded to the Corporation. Such amount is included in due to affiliated company.

DECEMBER 31, 2024

Note 6.   INVESTING ACTIVITIES AND RELATED RISKS

The Corporation's investments in sponsored funds and other funds are subject to the market and credit risks of futures contracts, options on futures contracts, forward currency contracts and other financial instruments traded by the funds (collectively, derivatives). Additionally, the sponsored funds and other funds invest in stocks and United States government securities. The Corporation also invests in United States government securities. As such, the Corporation is exposed, directly and indirectly to the extent of its investments in sponsored funds and other funds, to both market risk, the risk arising from changes in the fair value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract. The Corporation is subject to the risk of loss to the extent of the fair value of its investments in sponsored funds and other funds and, in certain specific circumstances, distributions, dividends and redemptions received.

For derivatives, risks arise from changes in the fair value of the contracts. Theoretically, the Corporation is exposed, indirectly to the extent of its investments in other funds, to a market risk equal to the notional contract value of futures, forward currency and other derivative contracts purchased and liability on such contracts sold short. In addition, since forward currency contracts are traded in unregulated markets between principals, the Corporation indirectly, to the extent of its investments in sponsored funds and other funds, also assumes the risk of loss from counterparty non-performance.

In addition, the Corporation, through its investments in sponsored funds and other funds, is indirectly exposed, to the extent of its investments in other funds, to various trading activities including investments in stocks that are typically traded on an exchange or in the over-the-counter market. The sponsored funds and other funds also sell stock not owned at the time of sale (a short sale). Risks arise from short sales due to the possible illiquidity of the securities markets and from potential adverse movements in stock values. Theoretically, short sales expose the sponsored funds and other funds to potentially unlimited liability as the sponsored funds' and other funds' ultimate obligation to purchase a stock sold short may exceed the amount recorded.

The Corporation directly and indirectly, through its investments in sponsored funds and other funds, is exposed to the extent of its investments to United States government securities. Risks arise from investments in United States government securities due to possible illiquidity and the potential for default by the issuer. United States government securities are also particularly sensitive to changes in interest rates, economic conditions and conditions specific to the issuer.

Lastly, the Corporation, through its investments in sponsored funds and other funds, invests in certain fund of funds. The Corporation's investments in fund of funds are subject to the market and credit risk of securities and financial instruments held or sold short by these entities.

The Corporation has established procedures to actively monitor market risk and minimize credit risk of its own investing activities, as well as the trading and investing activities of the sponsored funds and other funds. There can be no assurance that the Company will, in fact, succeed in doing so.

The Corporation maintains its cash and cash equivalents at financial institutions. Balances on deposit at such financial institutions are frequently in excess of available federal deposit insurance. In the event of a financial institution's insolvency, recovery of the Corporation's assets on deposit may be limited to available federal deposit insurance or other protection afforded such deposits.

Additionally, the Corporation, in its capacity as general partner, managing owner or managing member of the sponsored funds, is subject to certain additional risks of loss and liability for the activities of the sponsored funds.

Note 7. LEASE COMMITMENTS

The Corporation leases 22,523 square feet of office space in New York City and 3,719 square feet of office space in Rye Brook, New York under noncancelable leases. The New York City lease expires on June 30, 2029, and the original Rye Brook lease expires on March 31, 2024. The Corporation amended the Rye Brook lese in October 2023 to extend its terms to May 31, 2027.

The Corporation adopted Topic 842 on January 1, 2019 and recognized leases with duration greater than 12 months on the consolidated statement of financial condition. The Corporation determines at contract inception if an arrangement contains a lease based on whether the Corporation obtains the right to control the use of specifically identifiable property for a period of time in exchange for consideration. The Corporation recorded the related Operating lease – right-of-use assets and liabilities at the present value of lease payments over the term. The Corporation estimates its incremental borrowing rate, at lease commencement, to determine the present value of lease payments since the Corporation's leases do not provide an implicit rate of return. The borrowing rates used in the present value calculation were 5.66% for the New York City lease and 10.50% for the amended Rye Brook lease. The New York City rate is 3% above the 10-year United States Treasury Bonds at the lease commencement. The Rye Brook rates are 2% above the commercial lending rate announced by JPMorgan Chase Bank as its prime rate for 90-day unsecured loans at the lease and amendment commencement. Lease expense is recognized on a straight-line basis over the lease term. The weighted-average remaining lease term is 4.45 years, and the weighted-average discount rate is 5.78%. The future minimum lease payments are as follows:

	Operating Lease Payments
2025	$ 2,241,725
2026	2,244,514
2027	2,183,848
2028	2,139,685
2029	1,069,842
Total Operating Lease Payments	9,879,614
Less: Imputed Interest	(1,176,408)
Total Lease Liabilities	$ 8,703,206

Note 8. COMMITMENTS AND CONTINGENCIES

The Corporation has an unconditional irrevocable standby letter of credit with First Republic Bank, which serves as the security deposit for the Corporation's New York City office. Advances under the letter of credit are limited to $500,000. The letter of credit will expire May 16, 2025; however, it automatically renews through September 28, 2029, unless written notice is received 60 days prior to the renewal date. Borrowings under the letter of credit are secured by investments in United States government securities held in First Republic Brokerage account. The Corporation did not have any drawdowns under the letter of credit during 2024 and does not have an outstanding balance as of December 31, 2024.

MILLBURN RIDGEFIELD CORPORATION & SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (CONTINUED)

DECEMBER 31, 2024

Note 9.   INDEMNIFICATIONS

In the normal course of business, the Corporation enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Corporation's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Corporation that have not yet occurred. The Corporation expects the risk of any future obligation under these indemnifications to be remote.

Note 10.   EMPLOYEE BENEFIT PLAN

The Corporation sponsors a 401(k) profit sharing and savings plan (the "Plan") for the benefit of its employees. The Corporation is the administrator of the Plan. Under the terms of the Plan, employees may elect to defer a portion of their compensation and the Corporation may make discretionary contributions to the Plan on behalf of its participants.

Note 11.   INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities are as follows:

Deferred tax asset:	
Accounts payable and accrued expenses	$ 61,927
Due to affiliated company	1,024
Operating lease – right-of-use	4,701
Deferred tax liability:	
Furniture and equipment, net	(3,587)
Commissions and fees receivable	(33,658)
Deferred tax asset, net	$ 30,407

Note 12.   NET CAPITAL REQUIREMENT

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Corporation has a net capital of $7,076,855 which was $5,685,865 in excess of its required net capital of $1,390,990. The Corporation had aggregate indebtedness of $20,864,841 at December 31, 2024.

Note 13. RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5:

The accompanying consolidated statement of financial condition is prepared in accordance with U.S. GAAP and differs from the presentation in Form X-17A-5. A reconciliation of amounts reported herein by the Corporation on the unaudited Form X-17A-5 Part II filed with the SEC is as follows:

	Form X-17A-5 Part II	Reclassification	Statement of Financial Condition
ASSETS			
Cash and cash equivalents	$ 15,059,099	$ 9,074,379	$ 24,133,478
Commissions and fees receivable	-	9,701,066	9,701,066
Investments in sponsored funds, at fair value	-	19,431,773	19,431,773
Investments in other funds, at fair value	3,662,518	232,084	3,894,602
Investments in subsidiaries	8,983,847	(8,983,847)	-
Redemptions receivable from sponsored funds	-	3,977,799	3,977,799
Other receivables	-	608,040	608,040
Investment in United States government securities (amortized cost - $603,988)	-	604,682	604,682
Operating lease - right-of-use assets	-	7,940,367	7,940,367
Furniture and equipment net of accumulated depreciation	8,707,511	(7,940,367)	767,144
Equity method investment	-	547,998	547,998
Other assets	35,909,536	(35,271,595)	637,941
Deferred tax asset	-	30,407	30,407
Total assets	$ 72,322,511	$ (47,214)	$ 72,275,297
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities:			
Accounts payable and accrued expenses	$ 28,805,208	$ (11,472,308)	$ 17,332,900
Stockholder distributions payable	-	2,556,423	2,556,423
Operating lease - liabilities	-	8,703,206	8,703,206
Due to affiliated company	-	216,912	216,912
Total liabilities	28,805,208	4,233	28,809,441
Stockholders' equity	43,517,303	(51,447)	43,465,856
Total liabilities and stockholders' equity	$ 72,322,511	$ (47,214)	$ 72,275,297

Note 14.   FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following:

Furniture and fixtures	$ 1,464,280
Equipment	1,867,802
Office art	218,275
Leasehold improvements	214,796
Software	34,443
Total furniture and equipment	3,799,596
Less: accumulated depreciation	(3,032,452)
Furniture, equipment and leasehold improvements, net	$ 767,144

Note 15.   SEGMENT REPORTING

The Corporation as a broker-dealer is engaged in a single line of business as stated in Note 1. Organization and Summary of Significant Accounting Policies. The Corporation has designated the executive committee, comprising the Co-CEOs and President as the chief operating decision maker ("CODM"). The CODM utilizes excess net capital, see Note 12. Net Capital Requirement, as an additional measure to make operational decisions while maintaining capital adequacy. This includes considerations related to the distribution of excess cash to the shareholders. The Corporation's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the information of the Corporation as a whole. The segment assets are the same as those reported in the Corporation's consolidated statement of financial condition.

Note 16.   SUBSEQUENT EVENTS

On January 29, 2025, the shareholders of the Corporation transferred all their shares to a newly formed holding limited liability company that elected Subchapter S status for income tax purposes, Millburn Capital LLC ("Millburn Capital"), in exchange for 100% ownership of Millburn Capital. As a result of the transfer and exchange, Millburn Capital owned 100% of the Corporation, and the existing shareholders owned the Corporation in the same percentages as prior to the restructuring.

On January 30, 2025, the Corporation converted to a limited liability company by the name of Millburn Ridgefield LLC ("MRLLC"). All contracts and agreements in the name of the Corporation were automatically assigned to MRLLC and MRLLC assumed all rights and obligations of the Corporation. All contact and other information such as the employer identification number that the Corporation had before the transfer and exchange became that of MRLLC.

On February 27, 2025, Millburn Capital sold 8% of its membership interests in MRLLC to certain senior management employees of MRLLC in exchange for cash and promissory notes. The senior management employees then transferred 100% of their membership interests to a new limited liability company, Millburn Management LLC, in exchange for 100% ownership of Millburn Management LLC.

As a result of these transfers and exchanges, MRLLC is now owned 92% by Millburn Capital and 8% by Millburn Management LLC.

The Corporation has evaluated subsequent events through March 31, 2025, the date the consolidated financial statement was available to be issued, and determined there were no further subsequent events that require disclosure.